UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

__________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4 )*

First Trust/Aberdeen Emerging Opportunity Fund

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

33731K102

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33731K102	13G	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
City of London Investment Group PLC, a company incorporated under the laws of England and Wales

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
0

	6.	SHARED VOTING POWER
250,406

	7.	SOLE DISPOSITIVE POWER
0

	8.	SHARED DISPOSITIVE POWER
250,406

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
250,406

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.8%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

CUSIP No. 33731K102	13G	Page 3 of 7 Pages

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
City of London Investment Management Company Limited, a company incorporated under the laws of England and Wales

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
0

	6.	SHARED VOTING POWER
250,406

	7.	SOLE DISPOSITIVE POWER
0

	8.	SHARED DISPOSITIVE POWER
250,406

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
250,406

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.8%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No. 33731K102	13G	Page 4 of 7 Pages

Item 1(a).              Name of Issuer:

First Trust/Aberdeen Emerging Opportunity Fund

Item 1(b).              Address of Issuer's Principal Executive Offices:

The principal executive offices of the Fund are located at:

First Trust/Aberdeen Emerging Opportunity Fund
120 East Liberty Drive, Suite 400
Wheaton, Illinois 60187

Item 2(a).              Name of Person Filing:

This statement is being filed by City of London Investment Group PLC ("CLIG") and City of London Investment Management Company Limited ("CLIM," and together with CLIG, the "Reporting Persons").

The principal business of CLIG is serving as the parent holding company for the City of London group of companies, including CLIM.

CLIM is primarily an emerging markets fund manager, which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940.  CLIM is controlled by CLIG.  CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds, including The Emerging World Fund ("EWF") and The Global Equity Fund ("WUGEF"), each a Dublin, Ireland-listed open-ended investment company, Emerging Markets Country Fund ("GBL"), a private investment fund organized as a Delaware business trust, Investable Emerging Markets Country Fund ("IEM"), a private investment fund organized as a Delaware business trust, Emerging Markets (BMI) Country Fund ("BMI"), a private investment fund organized as a Delaware business trust, Emerging (Free) Markets Country Fund ("FREE"), a private investment fund organized as a Delaware business trust, The Frontier Emerging Markets Fund ("FRONT"), a private investment fund organized as a Delaware business trust, The EM Plus CEF Fund ("PLUS"), a private investment fund organized as a Delaware business trust, International Equity (CEF) Fund ("IEF"), a private investment fund organized as a Delaware business trust, Emerging Markets Global Fund ("EMG"), a private investment fund organized as a Delaware business trust, Emerging Markets Investable Fund ("EMI"), a private investment fund organized as a Delaware business trust, Emerging Markets Free Fund ("EMF"), a private investment fund organized as a Delaware business trust, Global Emerging Markets Fund ("GEM"), a private investment fund organized as a Delaware business trust, Tactical Income CEF Fund ("Tactical Income"), The Bangladesh Fund ("EAST"), and unaffiliated third-party segregated accounts over which CLIM exercises discretionary voting and investment authority (the "Segregated Accounts").

EWF, WUGEF, GBL, IEM, BMI, FREE, FRONT, PLUS, IEF, EMG, EMI, EMF, GEM, Tactical Income and EAST are collectively referred to herein as the "City of London Funds."

The Shares to which this Schedule 13G relates are owned directly by some or all of the City of London Funds and the Segregated Accounts.

CUSIP No. 33731K102	13G	Page 5 of 7 Pages

Item 2(b).              Address of Principal Business Office or, if None, Residence:

Address for CLIG and CLIM:

77 Gracechurch
London EC3V 0AS
England

Item 2(c).              Citizenship:

CLIG - England and Wales

CLIM - England and Wales

Item 2(d).              Title of Class of Securities:

Common Stock, par value $.001 per share

Item 2(e).              CUSIP Number:

33731K102

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2 (b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1 (b)(1)(ii)(E) (for CLIM);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1 (b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) (for CLIG);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 33731K102	13G	Page 6 of 7 Pages

Item 4.                  Ownership.

For CLIG and CLIM:

(a)           Amount beneficially owned:

250,406

(b)           Percent of class:

4.8%

(c)           Number of shares as to which such person has:

(i)  Sole power to vote or to direct the vote:  0

(ii) Shared power to vote or to direct the vote:  250,406

(iii) Sole power to dispose or to direct the disposition of:  0

(iv) Shared power to dispose or to direct the disposition of:  250,406

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

CLIG, as the parent holding company of CLIM, and CLIM, as investment advisers to the Funds, have the power to direct the dividends from, or the proceeds of the sale of the shares owned by the Funds. Each of the Funds owns less than 5% of the shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

CLIG is the parent holding company of CLIM.  See also Item 3.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 33731K102	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The reporting persons agree that this statement is filed on behalf of each of them.

Dated:    January 9, 2017

CITY OF LONDON INVESTMENT GROUP PLC

By:	/s/ Barry M. Olliff
Name: Barry M. Olliff
Title: Director

CITY OF LONDON INVESTMENT MANAGEMENT COMPANY LIMITED

By:	/s/ Barry M. Olliff
Name: Barry M. Olliff
Title: Director